                      SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, DC 20549
                              ___________________

                                 SCHEDULE 13D
                                (Rule 13d-101)

            INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
          TO RULE 13d-1 (a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                 RULE 13d-2(a)

                              (Amendment No. 1)*

                     AMERICAN MOBILE SATELLITE CORPORATION
                               (Name of Issuer)

                         COMMON STOCK $0.01 PAR VALUE
                        (Title of Class of Securities)

                                 02755 R-10-3
                                (CUSIP Number)

                            Noah Samara as trustee
                       of XM Ventures, a Maryland trust
                          c/o WorldSpace Corporation
                              2400 N Street, N.W.
                            Washington, D.C. 20037
                           Attn:  Donald J. Frickel
                                 202-969-6160
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                               September 1, 1999
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.


________________________
* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
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                                 SCHEDULE 13D
------------------------
  CUSIP NO. 02755 R-10-3
------------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
      Noah A. Samara as trustee
      of XM Ventures, a Maryland trust (EIN:  52 - 6999134)
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      00
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      MARYLAND
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            7,514,244

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          0
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             7,514,244

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          0
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

      7,514,244
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
      [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      18.13%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      00
------------------------------------------------------------------------------

   * See "Item 5 - Interest in Securities of the Issuer."

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     This Amendment No. 1 to the Schedule 13D dated July 19, 1999 (hereinafter referred to as the "Schedule 13D"), relating to the common stock of American Mobile Satellite Corporation, amends and supplements the Schedule 13D. Capitalized terms used herein have the meanings set forth in the Schedule 13D.

ITEM 5  Interest in Securities of the Issuer
--------------------------------------------

     Item 5 of the Schedule 13D is hereby amended and supplemented with the following information:

     On September 1, 1999, the Trust sold 1,100,000 shares of common stock of the Issuer in a private transaction at a price of $18.3875 (net of commissions) per share. The purpose of the transaction was to provide liquidity to the Trust.

     On September 7, 1999, the Issuer convened a special meeting of its stockholders at which such stockholders formally approved (more than 50% of such stockholders having agreed in advance at the time of execution of the Exchange Agreement to approve) the issuance to XM Ventures of the remaining 2,134,801 shares to which XM Ventures was entitled upon such approval pursuant to the terms of the Exchange Agreement. Since more than 50% of the stockholders of the Issuer had agreed in advance to approve the issuance of such 2,134,801 shares, ownership of such 2,134,801 shares was reported in XM Ventures' prior filing on
Schedule 13D dated July 19, 1999.

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                                   SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  September 17, 1999



                                   By: /s/ Noah A. Samara
                                       -------------------------------

                                       Noah A. Samara as trustee of XM
                                       Ventures, a Maryland trust